Exhibit 12.1

Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013

Fixed charges – interest expensed	$571,109	$257,118	$98,899	$83,248	$95,981

Earnings
Income before assessments	$166,997	$88,280	$74,661	$53,900	$97,636
Fixed charges	571,109	257,118	98,899	83,248	95,981

Total earnings	$738,106	$345,398	$173,560	$137,148	$193,617

Ratio of earnings to fixed charges	1.29	1.34	1.75	1.65	2.02